FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of  DryShips, Inc. dated  November 8, 2006.

DryShips Inc. Announces Date for the Release of Third Quarter and Nine Months 2006 Results, Conference Call and Webcast

Earnings Release: November 20, 2006, after 4:00 p.m. EST

Conference Call and Webcast: November 21, 2006, at 9:30 a.m. EST

November 8, 2006 ATHENS, Greece – DryShips Inc. (NASDAQ: DRYS) announced today that it will release its third quarter and nine months 2006 results after the market closes in New York on Monday November 20, 2006.

The next day, Tuesday, November 21, 2006, at 9:30 am EST, the company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 1452 542 301 (from outside the US). Please quote "DryShips".

In case of any problem with the above numbers, please dial 1866 869 2352 (from the US), 0800 694 1449 (from the UK) or +44 1452 560 304 (from outside the US). Quote "DryShips".

A telephonic replay of the conference call will be available until November 28, 2006, by dialling 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452 550 000 (from outside the US). Access Code: 2133051#

Slides and audio webcast:

Slides will be available on the Dryships, Inc website (www.dryships.com) 30 minutes before the commencement of the conference call.

There will also be a live webcast of the conference call, through the Dryships, Inc. website (www.dryships.com). Participants to the webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 34 drybulk carriers consisting of 4 Capesize, 27 Panamax and 3 Handymax vessels, with a combined deadweight tonnage of approximately 2.7 million.  DryShips maintains its executive offices in Greece. The company has also two Panamax new buildings on order with deliveries scheduled for the end of 2009 and beginning of 2010.

DryShips Inc.’s common stock is listed on NASDAQ National Market where it trades under the symbol “DRYS”.

Visit our website at www.dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated:  November 8, 2006

By: /s/ George Economou

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George Economou

Chief Executive Officer

Endnotes